FILER:
COMPANY DATA:
COMPANY CONFORMED NAME: SODEXHO ALLIANCE SA
CENTRAL INDEX KEY: 0001169715
STANDARD INDUSTRIAL CLASSIFICATION: SERVICES-MANAGEMENT SERVICES [8741] IRS NUMBER: 000000000
FISCAL YEAR END: 0831
FILING VALUES:
FORM TYPE: 6-K
SEC ACT: 1934 Act SEC
FILE NUMBER:
FILM NUMBER:
BUSINESS ADDRESS:
STREET 1: 3 AVENUE NEWTON
STREET 2: 78180 MONTIGNY-LE-BRETONNEUX
CITY: FRANCE
STATE:
ZIP: 00000
BUSINESS PHONE: 33130857500
6-K
FORM 6-K
                              SECURITIES AND EXCHANGE COMMISSION
                                      Washington D.C. 20549

                                             FORM 6-K

                                 REPORT OF FOREIGN PRIVATE ISSUER
                             PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                                  SECURITIES EXCHANGE ACT OF 1934

                                            June 20, 2003

                                        SODEXHO ALLIANCE SA
                                         3, avenue Newton
                                   78180 Montigny-le-Bretonneux
                                              France
                             (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F         X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                                 No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Consolidated Financial Statements as of and for the year ended February 28, 2003

                               EXHIBIT LIST

Exhibit           Description

99.1

Consolidated Financial Statements as of and for the year ended February 28, 2003

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA
By: /s/ Sian Herbert-Jones
-------------------------------
Name:    Sian Herbert-Jones
Title:   Chief Financial Officer

Date: June 20, 2003

Exhibit 99.1

Consolidated Financial Statements as of and for the year ended February 28, 2003

Code EURONEXT: EXHO.PA / Code NYSE: SDX

This document may contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe", "expect", "anticipate", "estimated", "project", "plan", "pro forma" and "intend" or future or conditional verbs such as "will", "would" or "may". Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission
(SEC), the competitive environment in which we operate,changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

                                SODEXHO Group

                     Consolidated Financial Statements
                             February 28, 2003



I.  Consolidated Income Statement



                       6 months   % revenues    Change   6 months     Year ended
                       ended                             ended        August 31,
                       February 28,                      February     2002
                       2003                              28, 2002


(in millions of euro)

REVENUES                 6,168     100%        (6.1%)        6 572       12,612
Other income                21                                  22           54

Purchases               (2,121)   (34.4%)                   (2,437)      (4,559)
Employee costs          (2,874)   (46.6%)                   (2,990)      (5,868)
Other external
  charges                 (779)   (12.6%)                     (733)      (1,464)
Taxes, other
  than income taxes        (36)    (0.6%)                      (38)         (74)
Depreciation and
  increase in provisions   (85)    (1.4%)                      (82)        (173)
                          ------   ------       ------        -----        -----
EARNINGS BEFORE
INTEREST, EXCEPTIONAL
ITEMS,INCOME TAXES,
INCOME FROM EQUITY
METHOD INVESTEES,
GOODWILL AMORTIZATION
AND MINORITY INTERESTS
(EBITA)                    294      4.8%        (6.2%)         314          528
                        ------    ------       ------        -----        -----

Financial expense, net     (82)    (1.3%)       48.5%          (55)        (166)
                        ------    ------       ------        -----        -----
INCOME BEFORE
EXCEPTIONAL ITEMS,
INCOME TAXES,INCOME
FROM EQUITY METHOD
INVESTEES, GOODWILL
AMORTIZATION AND
MINORITY INTERESTS         212      3.4%        (17.9%)        259          362

Exceptional (expense)
  income, net               (7)    (0.1%)       (35.8%)        (12)           3
Income taxes               (83)    (1.4%)        (2.9%)        (81)        (126)
                        ------    ------        ------       -----        -----
NET INCOME BEFORE
INCOME FROM EQUITY
METHOD INVESTEES,
GOODWILL AMORTIZATION
AND MINORITY INTERESTS     122      2.0%        (26.9%)        166          259

Net income (loss)
  from equity method
  investees                  2                                  2             4
Goodwill amortization      (32)   (0.5%)                      (33)          (67)
                        ------    ------        ------       ----         -----
NET INCOME BEFORE
MINORITY INTERESTS          92     1.5%         (32.5%)       135           196

Minority interests           6     0.1%         (25.0%)         7            13
                        ------    -----         ------       ----         -----
GROUP NET INCOME            86     1.4%         (33.0%)       128           183
                        ======    =====         ======       ====         =====
EARNINGS PER SHARE
(in euro)                 0.54                  (33.0%)      0.81          1.15
                        ======                  ======       ====         =====
DILUTED EARNINGS PER
SHARE (in euro)           0.53                  (33.0%)      0.79          1.13
                        ======                  ======       ====         =====



II. Consolidated balance sheet



                              February 28,       August 31,         February 28,
                              2003               2002               2002

FIXED AND INTANGIBLE ASSETS, NET

   Goodwill                      1,505              1,616                 1,768

   Intangible assets             2,732              2,940                 3,174
   Property, plant and
     equipment                     358                371                   409
   Financial investments            78                 67                    71
   Equity method investees           9                 11                     7
                                 -----              -----                 -----
     Total fixed and
       intangible assets,
       net                       4,682              5,005                 5,429

CURRENT AND OTHER ASSETS

   Inventories                     178                170                   203
   Accounts receivable, net      1,603              1,456                 1,747
   Prepaid expenses, other
     receivables and other
     assets                        612                606                   622
   Marketable securities           544                553                   598
   Restricted cash                 152                165                   147
   Cash                            593                589                   705
                                ------             ------                 -----
     Total current and
       other assets              3,682              3,539                 4,022
                                ------             ------                 -----
TOTAL ASSETS                     8,364              8,544                 9,451
                                ======             ======                 =====



SHAREHOLDERS'EQUITY AND LIABILITIES
(in millions of euro)

GROUP SHAREHOLDERS'EQUITY

   Common stock                    636                 636                  636
   Additional paid in
     capital                     1,191               1,191                1,191
   Consolidated reserves           365                 571                  769
                                 -----               -----                -----
     Total group
       shareholders'equity       2,192               2,398                2,596

MINORITY INTERESTS                  68                  73                   78

PROVISIONS FOR CONTINGENCIES        85                  99                   76

LIABILITIES

   Borrowings                    2,616                2,693               2,989
   Accounts payable              1,245                1,251               1,419
   Vouchers payable                763                  732                 822
   Other liabilities             1,395                1,298               1,471
                                 -----                -----               -----
     Total liabilities           6,019                5,974               6,701
                                 -----                -----               -----
TOTAL SHAREHOLDERS' EQUITY
  AND LIABILITIES                8,364                8,544               9,451
                                 =====                =====               =====



III Consolidated cash flow statement

                             6 months ended     6 months ended        Year ended
                             February 28,       February 28,         August 31,
                             2003               2002                  2002

OPERATING ACTIVITIES

  Consolidated net income
    before income (loss)
    from equity method
    investees and minority
    interests                        90                 133                 192

  Noncash items:
  Depreciation and
    provisions                       96                  87                 254
  Deferred taxes                      6                  (9)                  5
  Losses (gains) on disposal
    and other, net of tax            15                   0                 (61)
                                    ---                 ---                 ---
    Cash provided by
      operating activities          207                 211                 390
                                    ---                 ---                 ---
  Dividends received from
    equity method investees           1                   1                   1

  Change in working
    capital from operating
    activities                      (86)                105                 228
                                    ---                 ---                 ---
    Net cash provided by
      operating activities          122                 317                 619
                                    ---                 ---                 ---
INVESTING ACTIVITES

  Tangible and intangible
    fixed assets                   (121)               (129)               (297)
  Fixed asset disposals               9                  16                  33
  Change in consolidation
    scope                            (4)                (81)                (48)
  Change in working
    capital from investing
    activities                       (7)                (20)                 (3)
                                    ---                 ---                 ---
    Net cash used in
      investing activities         (123)               (214)               (315)
                                    ---                 ---                 ---
FINANCING ACTIVITIES

  Dividends paid to parent
    company shareholders            (98)                (88)                (87)
  Dividends paid to
    minority shareholders of
    consolidated companies           (6)                 (9)                (15)
  Increase in shareholders'
    equity                            0                  59                  59
  Proceeds from borrowings          130                 177               1,120
  Repayment of borrowings           (90)                (90)             (1,146)
  Change in working capital
    from financing activities        89                 101                  (1)
                                    ---                 ---               -----
   Net cash provided by
     (used in) financing
     activities                      25                 150                 (70)
                                    ---                 ---               -----
INCREASE IN NET CASH,                24                 253                 234
CASH  EQUIVALENTS  AND
MARKETABLE  SECURITIES

  Cash, cash equivalents,
    and marketable securities,
    as of beginning of period     1,307               1,213               1,213

  Add:  opening provisions           23                   1                   1

  Cash, cash equivalents,
    and marketable securities,
    as of end of period           1,289               1,450               1,307

  Add:  closing provisions           12                   1                  23
  Net effect of exchange
    rates on cash                    53                  16                 118
                                  -----               -----               -----
INCREASE IN NET CASH,
CASH EQUIVALENTS,
AND MARKETABLE
SECURITIES                           24                 253                 234
                                  =====               =====               =====


Notes to the consolidated Financial Statements

I.   SIGNIFICANT  EVENTS

     On September 3, 2002, the Group, through its American subsidiary Sodexho, Inc., acquired 83.10% of Patriot Medical Technologies Inc, an American company based in Tennesee, for 3.1 million US dollars (2.8 million euro) This company, which was created in 1997 and specializes in engineering services to the medical sector, has annual revenues of approximately 30 million US dollars.

     The goodwill resulting from this transaction of 8.4 million euro will be amortized over 30 years.

     This company is fully consolidated in Sodexho Allianc's consolidated financial statements and contributed an operating loss of 0.4 million euro for the 6 months ended February 28, 2003.


II. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, VALUATION AND CONSOLIDATION METHODS, AND PRIOR YEAR COMPARATIVES

     The Group financial statements have been prepared in accordance with accounting principles established by the Comite de la Reglementation Comptable No 99-02 ("CRC Regulation 99-02") and the Opinion of the Conseil National de la Comptabilite in relation to Interim Financial Statements in France.

     The interim consolidated financial statements have been prepared in accordance with the same accounting principles as the year end financial statements, including the tax calculation, which, given the nature of our activities, could be calculated with sufficient accuracy.

     There have been no changes in accounting methods during the 6 months ended February 28, 2003.

     Amounts in tables are expressed in millions of euros.


     1.  Revenue recognition

       In the Food and Management Services, Remote Sites and River and Harbor Cruise activities, revenue is recognized in the period in which services are provided pursuant to the terms of the contractual relationships with clients. Revenues for the service voucher segment include commissions received from customers, commissions received from affiliates, and investment income realized on the nominal value of the vouchers during the period from their issuance through redemption.

     2.  Employee costs

       - Retirement  benefits
         The Group's benefit obligations relating to defined benefit pension and retirement indemnity plans are recorded in the balance sheet. For funded plans to which the subsidiary makes a contribution, the amount of the contribution is recorded as the annual expense of the plan.

       - Stock options Sodexho Alliance has acquired treasury shares (which are recorded in deposits and marketable securities) in connection with its stock option plans. A liability is recorded if at the closing date of the period, the market price of the shares acquired is superior to the exercise price of the options awarded (and potentially exercisable). If the number of treasury shares acquired is less than the number of "in the money" options awarded, a liability is recorded for the difference between the market price at February 28 and the exercise price, multiplied by the number of remaining shares to be acquired for the applicable tranche of stock options.

     3.  Earnings per share

       Earnings per share and diluted earnings per share are calculated using methods recommended by Advice No. 27 of the Ordre des Experts Comptables. Earnings per share is calculated by dividing group net income by the average number of shares outstanding during the year. In the calculation of diluted earnings per share, the denominator is increased by the number of potential shares outstanding, and the numerator is increased by the net-of-tax interest income (calculated at the Taux Moyen Mensuel du Marche Monetaire Euro, a French reference rate) on the proceeds which would have resulted from the issuance of these shares. The potential shares included in diluted earnings per share relate to stock options awarded but not yet exercised and warrants outstanding from the 1996 bond issuance exercisable until June 2004.

     4.  Foreign  currency  transactions  and  translation

       For subsidiaries located in countries with stable currencies, assets and liabilities are translated using the end of period exchange rate. Income statement and cash flow statement line items are translated using the average exchange rate for the 6 month period, calculated using monthly averages. The monthly average exchange rates are calculated as the average of the end of month rate and the rate for the prior month.

       Exchange rates used are obtained from the Bourse de Paris and other international financial markets. The difference between the translation of the income statement at average and period end rates, as well as the difference between the opening balance sheet accounts as translated at beginning and end of period rates is recorded in shareholders' equity. Foreign exchange gains and losses resulting from intragroup transactions in foreign currencies during the year are recorded in the income statement.

       The financial statements of the following subsidiaries reflect currency devaluations as required by local regulations:

       - Sodexho   Chile (sub-consolidation)
       - Sodexho  Pass  Chile - Sodexho de  Colombia
       - Promocupon (Mexico) - Sodexho  Servicios  Operativos  (Mexico)
       - Sodexho  Maintenimientos y servicios (Mexico)
       - Sodexho Toplu Yemek (Turkey)
       - Luncheon Tickets (Argentina)
       - Siges Chile - BAS (Chile)
       - Sodexho Peru
       - Prestaciones  Mexicanas SA de CV
       - Sodexho Servicios de Personal (Mexico)
       - Sodexho Restoran  Servisleri (Turkey)
       - Sodexho Argentina

       The inclusion of monetary corrections imposed by local regulators on these subsidiaries in the consolidated financial statements had no impact on the income statement. Foreign currency translation differences for these subsidiaries are recorded in the currency translation adjustment account in shareholders' equity in the same manner as for the subsidiaries in countries with stable currencies.

       For  subsidiaries   located  in  highly  inflationary  countries (Brazil,
       Colombia, Mexico and Venezuela), differences between net income translated at average and period-end rates are included in net financial expense. Translation differences on monetary assets and liabilities denominated in foreign currencies are recorded in the income statement.

       Translation differences related to a monetary component of a net investment in a company within a consolidated foreign subsidiary are recorded in consolidated shareholders' equity until the sale or liquidation of the net investment.


    5.  Business  combinations

       The assets and liabilities of acquired companies have been recorded at their respective fair values effective September 1, 2000. Due to the insignificant impact, the accounting for acquisitions made prior to September 1, 2000 has not been restated.

       5.1  Intangible assets

          The initial inclusion of the companies SODEXHO, INC., WOOD DINING SERVICES, SOGERES, SODEXHO SERVICES GROUP LTD, SODEXHO SCANDINAVIAN HOLDING AB, and UNIVERSAL SERVICES in the consolidation scope at their fair value led us to record intangible assets which represent the value attributed to the significant market shares held by these six companies in their principal geographic markets (the United States, France, the United Kingdom and Ireland, Netherlands, Australia and Sweden).

          Market share is principally determined based on an average of multiples of revenues and EBITA achieved by the acquired companies in the applicable countries and is reviewed annually for diminution in value. If there is a significant diminution in the market share value for more than two consecutive years, as recomputed based on actual results of the applicable subsidiary as compared to the original calculation, it is written down. Market shares are not amortized in the consolidated financial statements, and no deferred taxes are recorded on market shares.

          As of February 28, 2003, market share pertaining to our subsidiary SODEXHO AUSTRALIA had been provisioned by 1.2 million euro. Additional information pertaining to market share is provided in note IV 5.

      5.2  Goodwill

          Goodwill represents the excess of acquisition cost over the identified assets and liabilities assumed, as of the initial inclusion of an acquired company in the consolidation scope. Due to the long-term nature of the Group's business, goodwill is generally amortized over thirty years (on a pro rata basis in the year of acquisition).

          The value of goodwill is analyzed each period end with respect to the net assets and projections of the subsidiary. During the 6 months ended February 28, 2003, an exceptional charge of 1 million euro relating to the non-amortized balance of goodwill of our subsidiary Armement Le Buisson, was recorded following the sale of its holdings in the Societe d'Exploitation des Croisieres Nantaises (SECN).

          Additional  information pertaining to goodwill balances is provided in note IV 4.

      5.3 Property,  plant and  equipment

          Leased assets are recorded on the balance sheet as capital leases in instances where a Group company is deemed to bear substantially all of the risks and rewards of the leased asset. A corresponding obligation is recorded as a liability, and the related rental expense is allocated between depreciation and interest expense in the income statement.

          Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful lives of the respective assets giving consideration to the local economic conditions and climate. The following useful lives are generally used by Group companies:

          - Software                                         25%
          - Enterprise  resource  planning  (ERP)  systems   20%
          - Buildings                                        3.33%  - 5%
          - Facilities  and  fixtures                        10%
          - Plant  and machinery                             10% - 50%
          - Vehicles                                         25%
          - Office and computer equipment                    20% - 25%
          - Other fixed assets                               10%

          Organization costs are amortized over a maximum duration of five years.

    6.  Deferred  income  taxes

       Deferred income taxes are recorded on temporary differences between the tax basis of assets and liabilities and their carrying values for financial reporting purposes and on consolidation adjustments.

       As the pattern of temporary difference reversals is not fixed, deferred taxes recorded on the balance sheet have not been present valued. In addition, deferred tax assets pertaining to net operating loss carry-forwards are only recorded in cases where recovery is deemed probable.

       A reconciliation of income taxes computed at SODEXHO ALLIANCE'S statutory rate to the actual income tax provision is provided in note IV 3.


    7.  Vouchers  payable

       Vouchers payable represents the face value of vouchers in circulation or presented to SODEXHO by the customer but not yet reimbursed to the affiliate.

    8.  Financial  instruments

       Group policy is to finance acquisitions through borrowings in the acquired company's currency generally at fixed rates of interest. In most cases where variable rate debt has been negotiated, the variable rate interest is swapped into fixed rates through the use of cross-currency or interest-rate swap agreements. Similarly, in most cases where acquisition financing has been negotiated in a currency other than that of the acquired company, a cross-currency or currency swap agreement is negotiated.

       All such agreements are designated as hedges at contract inception. As a policy, the Group does not engage in speculative transactions. For swaps negotiated on inter-company debt, the difference between the amount of the debt at the originally negotiated rates and at the swapped rates is recorded as debt. For other swap agreements, the related loans and borrowings are recorded at the swapped interest rate and currency.

       The fair values of financial instruments are  presented in note IV 20.

   9.   Deferred  financing charges

       Deferred financing costs incurred in connection with bond issuances are amortized over the maturity of the related debt.



III.  ANALYSIS OF OPERATING ACTIVITIES AND GEOGRAPHIC INFORMATION



                                 6 months ended     Change       6 months ended
                                 February 28,                    February 28,
                                 2003                            2002
(in millions of Euro)

REVENUES

o By Operating Activity:

Food and Management Services

North America                           2,950         (9.0%)              3,241
United Kingdom and Ireland                756        (12.2%)                862
Continental Europe                      1,799          4.8%               1,716
Rest of the World                         234         (6.6%)                281

Remote Sites                              270        (10.5%)                301
Service Vouchers and Cards                127         (8.0%)                138
River and Harbor Cruises                   32         (1.7%)                 33
                                        -----        ------               -----

TOTAL                                   6,168         (6.1%)              6,572
                                        =====         =====               =====

o by Geographic  Region:

North America                           3,047         (9.2%)              3,355
United Kingdom and Ireland                810        (10.8%)                909
France                                    877          3.5%                 847
Rest of Europe                          1,029          6.0%                 970
Rest of the World                         405        (17.6%)                491
                                        -----        ------               -----

TOTAL                                   6,168         (6.1%)              6,572
                                        =====         =====               =====

Net Fixed Assets

By Operating Activity :

Food and Management Services

North America                         2,768          (17.4%)              3,353
United Kingdom and Ireland              876          (11.5%)                990
Continental Europe                      688           (0.9%)                694
Rest of the World                        54          (26.2%)                 72

Remote Sites                             90          (13.8%)                105
Service Vouchers and Cards              123          (16.2%)                147
River and Harbor Cruises                 26           (6.8%)                 28
Holding Companies                        57           42.9%                  40
                                      -----          -----                -----
TOTAL                                 4,682          (13.8%)              5,429
                                      =====          =====                =====
By Geographic Region:

North America                         2,849          (17.4%)              3,450
United Kingdom and Ireland              883          (11.4%)                996
France                                  376            0.3%                 375
Rest of Europe                          412            2.2%                 403
Rest of the World                       162          (20.1%)                205
                                      -----          ------               -----
TOTAL                                 4,682          (13.8%)              5,429
                                      =====          =====                =====
EBITA (before corporate expenses):

By Operating Activity:

Food and Management Services

North America                           172          (10.1%)                191
United Kingdom and Ireland                5          (72.6%)                 19
Continental Europe                       90           22.8%                  73
Rest of the World                         1             -                    (1)

Remote Sites                             10          (26.2%)                 14
Service Vouchers and Cards               42           (6.0)%                 44
River and Harbor Cruises                 (5)            -                    (8)
Holding Companies                       (21)          11.3%                 (18)
                                        ---          -----                  ---
TOTAL                                   294          (6.2%)                 314
                                        ===          ====                   ===



IV  ANALYSIS OF THE INCOME STATEMENT, BALANCE SHEET AND STATEMENT OF CASH FLOWS

    Note 1) - Financial Expense, Net

                                                  6 months          6 months
                                                  ended             ended
                                                  February 28,      February 28,
                                                  2003              2002


         Interest income                                   13            14
         Net variation in financial provisions             (1)           (3)
         Net exchange gains                                (7)           19
         Interest expense                                 (87)          (85)
                                                          ----          ----

                                                          (82)          (55)
                                                          ====          ====

          The decrease in the financial result arises from 26 million euro of exchange losses: 12 million euro in exchange gains had been recorded in 2001/2002 by our subsidiary Luncheon Ticket on deposits in strong currencies before the devaluation of the Argentinian peso.

          The increase in the dollar against the euro also enabled us to realize 5 million in exchange gains on cash held in dollars by the holding company during the first 6 months of fiscal 2001/2002; the balance of this cash in dollars realized an exchange loss of 2 million euro during the first six months of fiscal 2002/2003.

          In the first half of 2002/2003, our subsidiary Sodexho Holdings Ltd recorded an exchange loss of 5 million euro arising from Euro/Sterling differences on part of its borrowings.

          Interest expense primarily included 22 million euro of interest expense on the debt arranged in April 2001 at our subsidiary, Sodexho, Inc., and interest of 45 million euro on the 1996, 1999 and 2002 bond issuances.

    Note 2) - Exceptional Items

          The net exceptional loss of 7 million euro is explained principally by a provision recorded on Sodexho Alliance shares held in connection with the exercise of certain employee stock options. To the extent that these treasury shares were related to options whose exercise price was higher than the fair value of the shares for February 2003 of 22.82 euro per share, the Group recorded a provision and corresponding charge for the difference from their cost.

    Note 3) - Income Tax Provision

          Following is a reconciliation of income taxes computed at Sodexho Alliance's statutory rate to the actual income tax provision for the year ended February 28, 2003


          Income before exceptional items, income taxes,
            income from equity investees and goodwill
            amortization                                             212

          Exceptional items                                           (7)
                                                                    ----
          Income before taxes                                        205

          Sodexho Alliance tax rate                                   35.43%

          Theoretical tax provision                                  (73)

          Effect of differing jurisdictional tax
            rates                                                     (4)
          Permanent differences                                       (2)
          Other tax                                                   (4)
          Net operating loss carryforwards
            utilized in the current year but generated in
            prior years and not previously recognized                  4
          Current year non-recognition of net
            operating loss carryforwards                              (3)
                                                                    ----
          Actual tax provision                                       (82)

          Withholding tax                                             (1)
                                                                    ----
          Total income tax                                           (83)
                                                                    ====



    Note 4) - Goodwill

              Principal goodwill amounts were as  follows :


                                        Additions  Disposal
                                        during     during
                              August    the        the      Translation February
                              31, 2002  year       year     adjustment  28, 2003


Sodexho, Inc.
(including Wood
Dining Services)   gross        1,039.8      8.8             (68.9)      979.7
                   amortization   (61.2)   (17.0)              3.5       (74.7)
Sodexho Services
Group              gross          272.1                      (19.2)      252.9
                   amortization   (68.8)    (4.5)              5.2       (68.1)

Sodexho Pass do
Brazil             gross           63.4      1.3              (3.6)       61.1
                   amortization    (9.7)    (1.0)              0.3       (10.4)

Sodexho
Management
Services           gross           56.0                       (4.0)       52.0
                   amortization    (9.0)    (0.9)              0.7        (9.2)

Sogeres            gross           56.0                                   56.0
                   amortization    (2.1)    (0.9)                         (3.0)

Sodexho
Scandinavian
Holding AB         gross           53.7      0.5                           54.2
                   amortization    (9.0)    (0.9)                          (9.9)

Sodexho Espana     gross           28.5                                    28.5
                   amortization    (7.4)    (0.5)                          (7.9)


Sodexho Belgique   gross           22.9                                    22.9
                   amortization    (8.0)    (0.4)                          (8.4)

Tillery Valley
  Foods            gross           22.7                       (1.6)        21.1
                   amortization    (4.5)    (0.4)              0.4         (4.5)

Luncheon Tickets   gross           22.5                                    22.5
                   amortization    (3.0)    (0.4)                          (3.4)

Sodexho Italie     gross           17.9                                    17.9
                   amortization    (2.4)    (0.3)                          (2.7)

Universal
Services           gross           17.2                                    17.2
                   amortization    (1.6)    (0.3)                          (1.9)

Other goodwill
(less than 15
million euro)      gross          172.4      1.8      2.7     (4.7)       166.8
                   amortization   (42.7)    (4.1)    (2.7)     0.6        (43.5)
                                 ------    -----     ----     ----        -----
Total goodwill     gross        1,845.1     12.4      2.7   (102.0)     1,752.8
                   amortization  (229.4)   (31.6)    (2.7)    10.7       (247.6)
                                 ------    -----     ----     ----      -------
                   Net          1,615.7    (19.2)       0    (91.3)     1,505.2
                                =======    =====    ======   =====      =======

    Note 5) - Intangible Assets

                                   Addi-   Dispo-  Changes
                        August     tions   sals    in        Trans-
                        31, 2002   during  during  consoli-  lation    February
                                   the     the     dation    adjust-   28, 2003
                                   year    year    scope     ments

Market Shares:

   North America
   (FMS)                 1,851.0                            (162.9)    1,688.1

   North America (RS)       44.4                              (3.9)       40.5

   United Kingdom and
     Ireland               589.3                             (42.2)      547.1

   Netherlands              86.1                                          86.1

   Sweden                   77.9                                0.2       78.1

   Australia                10.2                                          10.2

   France                  137.0                                         137.0
                         -------    -----  -----    -----  -------     -------

   Total Cost            2,795.9      0.0    0.0      0.0   (208.8)    2,587.1

   Diminutions in value     (1.2)                                         (1.2)
                         -------    -----  -----    -----  -------     -------
    Net book
     value               2,794.7      0.0    0.0      0.0   (208.8)    2,585.9


Other Intangible Assets:

   Cost                    190.6     24.3    3.6     (0.3)   (12.6)      198.4

   Accumulated
     amortization and
     diminutions in
     value                 (45.2)    (9.6)  (0.3)              2.4       (52.1)
                          ------     ----   ----     ----     ----       -----
   Net book                145.4     14.7    3.3     (0.3)   (10.2)      146.3
     value

TOTAL:

   Cost                  2,986.5     24.3    3.6     (0.3)  (221.4)    2,785.5

   Accumulated
     amortization and
     diminutions in value  (46.4)    (9.6)  (0.3)              2.4       (53.3)
                         -------    -----  -----    -----   ------     -------
   Net book              2,940.1     14.7    3.3     (0.3)  (219.0)    2,732.2
    value
                         =======    =====  =====    =====   ======     =======


FMS : Food and Management Services
RS : Remote Sites


Note 6) - Property, Plant and Equipment

                                                    Changes     Trans-
                               Additions Disposals  in consoli- lation
                     August    during    during     dation      adjust- February
                     31, 2002  the year  the year   scope       ments   28, 2003

TOTAL

   Cost                924.2      66.3      30.1      0.5     (53.3)      907.6

   Diminutions in
     value            (553.6)    (56.3)    (25.9)     0.3      33.8      (549.9)
                      ------     -----      ----     ----    ------      ------
   Net book
     value             370.6        10       4.2      0.8     (19.5)      357.7
                       =====     =====      ====     ====    ======      ======

     - Capital Leases

       Assets recorded under capital lease arrangements totaled 121 million euro gross, 81 million euro accumulated, and 40 million euro net as of February 28, 2003 (44 million euro net as of August 31, 2002).





                                       Increase
                                      (decrease)  Changes    Trans-
                                       during     in conso-  lation
                            August     the        lidation   adjust-    February
                            31, 2002   year       scope      ments      28, 2003

Investment securities

    Cost                       19.5       0.3       13.4       (0.5)       32.7

    Diminutions in value       (8.6)      0.0        0.0        0.1        (8.5)
                              -----      ----       ----       ----       -----
Net book value                 10.9       0.3       13.4       (0.4)       24.2

Other investments

    Cost                       23.3      (0.5)       0.0       (0.2)       22.6

    Diminutions in value       (0.8)     (0.5)       0.0        0.0        (1.3)
                               ----      ----       ----       ----       -----

Net book value                 22.5      (1.0)       0.0       (0.2)       21.3


Receivables from investees

    Cost                       14.2      0.0         0.0       (0.6)       13.6

    Diminutions in value        0.0      0.0         0.0        0.0         0.0
                               ----     ----        ----       ----       -----
Net book value                 14.2      0.0         0.0       (0.6)       13.6

    Cost                        7.5     (1.4)        0.0       (0.1)        6.0

    Diminutions in value       (0.1)     0.0         0.0        0.0        (0.1)
                               ----     ----        ----       ----        ----
Net book value                  7.4     (1.4)        0.0       (0.1)        5.9

    Cost                       12.9     (0.2)       (0.2)       0.2        12.7

    Diminutions in value        0.0      0.0         0.0        0.0         0.0
                               ----     ----        ----       ----        ----
Net book value                 12.9     (0.2)       (0.2)       0.2        12.7

Total financial investments

    Cost                       77.4     (1.8)       13.2       (1.2)       87.6

    Diminutions in value       (9.5)    (0.5)        0.0        0.1        (9.9)
                               ----     ----        ----       ----        ----
Net book value                 67.9     (2.3)       13.2       (1.1)       77.7
                               ====     ====        ====       ====        ====



(*) These items are included in working capital  in the cash  flow  statement.

- Significant  investment  securities

  Significant investment securities include a 13 million euro investment in 100% of PAKZON BV, a company deconsolidated in the first half of 2002-2003 and which is being liquidated; a 3 million euro investment in 15.8% of STADIUM AUSTRALIA MANAGEMENT; a 3 million euro investment in 9.3% of SODEX JAPAN COMPANY LTD and a 1 million euro investment in 10.7% of SOCIETE PRIVEE DE GESTION.

Note 8) - Investments in Equity Investees

                  Gross       Current    Changes                        Gross
                  balance,    year net   in consoli-   Translation      balance,
                  August      income     dation        adjustments      February
                  31, 2002    (loss)     scope         and other        28, 2003


Equity method
  investees         10.9        1.5        (1.0)          (2.6)             8.8





Note 9) - Inventories and work in progress

  Inventories principally comprise food and other consumable items with a high turnover rate and are valued on a first in first out basis.


Note 10) - Prepaid  Expenses,  Other  Receivables and Other Assets

                         Gross       Diminutions     Gross          Diminutions
                         value,      in value,       value,         in value,
                         February    February        August 31,     August 31,
                         28, 2003    28, 2003        2002           2002

    Advances                    8                         10

    Other operating
      receivables             256           (1)          238              (2)

    Investment
      receivables               2                          1

    Financing
      receivables               1                          1
                             ----          ---          ----            ----
Total other receivables       267           (1)          250              (2)

    Prepaid expenses           68                         64

    Deferred financing
      charges                  25                         29

    Other deferred
      charges (*)             158                        155

    Net deferred tax
      asset                    95                        110
                             ----          ---          ----            ----
Total                         613           (1)          608              (2)
                             ====          ===          ====            ====


(*) This item is  classified as fixed assets in the cash flow statement.

 Note 11) - Accounts and Other  Receivables

                                                        Due             Net
               Gross     Diminution  Net book  Due      from    Due     book
               values,   in value,   value,    within   one to  after   value
               February  February    February  one year five    five    August
               28, 2003  28, 2003    28, 2003           years   years   31,2002

Accounts
  receivable     1,661       58    1,603       1,587      16        0    1,456

Other
  receivables      267        1      266         197      69        0      248

Prepayments         68        0       68          62       6        0       64


     The allowance for doubtful accounts represents 3.5% of accounts receivable as of February 28, 2003.

     Concentration of credit risk within accounts receivable is limited because of the large customer base. The Group generally does not require collateral or specific guarantees.



Note 12) - Deferred  Charges

                                                                   Net
                  Net book                                         book
                  value,      Due        Due from                  value,
                  February    within     one to      Due after     August
                  28, 2003    one year   five years  five years    31, 2002

Deferred
  financing costs      25           6           17            2         29

Deferred charges      158          42           78           38        155




     Deferred financing costs are amortized over the maturity period of the related debt.

     As of February 28, 2003, deferred charges mainly include 119 million euro of investments in client facilities in the United States, which are amortized over the life of the related contract, and bid costs on long-term contracts, which are amortized over the shorter of the life of the related contract and ten years.


Note 13) -  Deferred  taxes

                                          February 28,         August 31,
                                          2003                 2002

       Deferred tax assets                        95                 110

       Deferred tax liabilities                  (16)                (18)
                                                 ---                 ---
       Net deferred tax assets                    79                  92
                                                 ===                 ===


       As of February 28, 2003, deferred tax assets which were not recorded because their realization was not considered probable totaled 25 million euro.

       Breakdown of deferred  taxes


       Deductible temporary differences

       - Staff cost provisions                                         84

       - Other temporary differences                                  (24)

       Net operating loss carryforwards                                19
                                                                    -----
       TOTAL                                                           79
                                                                    =====

Note 14) - Deposits and marketable  securities

       Deposits and marketable securities include 2,566,529 shares in Sodexho Alliance purchased for a total amount of 98 million euro. These shares are to be used to fulfill our obligation with respect to Sodexho, Inc. employees, who held Sodexho Marriott Services, Inc. stock options which were transformed into equivalent options to purchase Sodexho Alliance shares in connection with our acquisition of the remaining 53% of Sodexho Marriott Services, Inc. As a result of the decline in value of Sodexho Alliance shares as of February 28, 2003, the shares (only 1,325,126 shares are exercisable) potentially in excess of those needed to fund these obligations were provisioned by 9 million euro in order to reflect their market value as of February 28, 2003.

       Deposits  and  marketable   securities   represent   short-term   cash
       investments and are stated at the lower of cost or net realizable value.

       The fair values of deposits  and  marketable  securities  are shown in note IV.20.



Note 15) -  Restricted  cash

       Restricted cash consists of funds set aside in order to comply with regulations governing the issuance of restaurant vouchers in France (139 million euro) and as a guarantee for certain commitments entered into by Mexican affiliates (13 million euro).

 Note 16) - Shareholders' Equity

      Changes in shareholders' equity are as follows (in millions of euro):

                                                Foreign
        Shares             Additional  Retained currency Treasury Group  Share-
        outstan-   Common  paid-in     earn-    transla- shares   net   holders'
        ding       stock   capital     ings     tion              income equity


Share
holders'
equity,
August
31,
2001    157,559,654    630     1,141      441      86     (31)     138    2,405

Share
capital   1,461,762      6        50                                         56

Dividend
payments by
the holding
company (net
of dividends
on treasury
shares)                                    51                     (138)     (87)

Net income for
the period                                                         183      183

Foreign
currency
translation
adjustment                                  3    (162)                     (159)
        ------------  ------  ------     ----    -----   -----    ----   ------
Share   159,021,416    636     1,191      495     (76)    (31)     183    2,398
holder'
equity,
August
31, 2002

Share           149                                                           0
capital
increase

Dividend
payments by
the holding
company (net                               86                     (183)     (97)
of dividends
on treasury
shares)

Net income for                                                      86       86
the period

Foreign
currency
translation
adjustment                                       (195)                     (195)
          ----------  ------  ------     ----    -----   -----    ----   ------

Share-
holders'
equity,
February
28,
2003    159,021,565    636     1,191      581    (271)    (31)      86    2,192
        ===========   ======   ======    ====    =====   =====    ====   ======



     Indirectly Held Treasury shares:

     As of February 28, 2003, SOFINSOD had a 5.57% indirect interest in SODEXHO ALLIANCE S.A. through its 14.4% interest in the capital of BELLON SA, which in turn holds 38.69% of SODEXHO ALLIANCE S.A.

     As of February 28, 2003, SOFINSOD and ETINBIS together had a 1.59% indirect interest in SODEXHO ALLIANCE S.A., through their respective 56.88% and 43.11% interests in LA SOCIETE FINANCIERE DE LA PORTE VERTE, which in turn owns 4.10% of BELLON S.A., which in turn holds 38.69% of SODEXHO ALLIANCE S.A.

 Note 17)- Minority  Interests

           Changes  in  minority  interests    are   as   follows:



                                               February 28,           August 31,
                                               2003                        2002

Minority interests, beginning of year                   73                  131

Share capital increase                                   0                    0

Dividends paid                                          (6)                 (15)

Net income for the period                                6                   13

Change in consolidation scope                           (3)                 (54)

Currency translation and other                          (2)                  (2)
                                                      ----                 ----
Minority interests, end of year                         68                   73
                                                      ====                 ====



Note 18)- Provisions for  Contingencies  and Losses

          Provisions for contingencies and losses include the following amounts:


                                       Release     Transla-    Change
                                       without     tion        in
              August                   correspond- differences consoli- February
              31,                      ing         and other   dation   28,
              2002   Increase  Release charge      and other   scope    2003

Sodexho, Inc.
  transaction-
  related
  liabilities    5                                   (1)                     4

Payroll and
  other taxes   39         6      (1)       (4)      (3)                    37

Contract
  termination
  costs         22                (5)                (5)                    12

Client and
  supplier
  litigation     5         1      (1)                                        5

Employee
  litigation    18         1      (2)                                       16

Large repairs    6                                   (1)                     6

Other            4                                                  1        5
               ----     ----     ----      ----     ----          ----     ----
                99         8      (9)       (4)     (10)            1       85
               ====     ====     ====      ====     ====          ====     ====



          The following table summarizes the net impact of the charges and releases of provisions for contingencies and losses on the fiscal 2003 income statement:

                                                       Charge     Release

                Operating                                   7         (6)
                Financial                                   0          0
                Exceptional                                 1         (7)
                                                           --         --
                                                            8        (13)
                                                           ==         ==

Note 19) - Borrowings and Financial Debt

          Future payments on borrowings and other debt balances as of February 28, 2003 were due as follows:

                                               More      February     August 31,
                           Less      One to    than      28,          2002
                           than      five      five      2003
                           one year  years     years
Bonds

Euro                             81      305      1,300     1,686       1,642
                               ----     ----      -----     -----       -----
                                 81      305      1,300     1,686       1,642

Bank borrowings


US dollars (1)                  153      858          1     1,012       1,175


Euro (1)                       (100)    (420)        59      (461)       (501)


Pounds Sterling (1)              80       88          0       168         224


Other currencies                 27       17          0        44          41
                               ----     ----       ----      ----        ----

                                160      543         60       763         939


Capital Lease Obligation


US dollars                        3        7         0        10          12

Euro                             13       18         2        33          36

Other currencies                  0        4         0         4           4
                               ----     ----      ----      ----        ----
                                 16       29         2        47          52

Other borrowings

Euro                              2        1         1         4           5
                               ----     ----      ----      ----        ----
                                  2        1         1         4           5


Bank overdraft balances

Euro                             37                           37          18

Pounds Sterling                  77                           77          31

Other currencies                  2                            2           6
                               ----     ----     -----     -----       -----
                                116        0         0       116          55

                               ----     ----     -----     -----       -----

Total                           375      878     1,363     2,616       2,693
                               ====     ====     =====     =====       =====


(1)  Includes the effect of swaps

Note 19a) - Bond Issues

                         August 31,                        Translation  February
                         2002        Increase  Repayments  Differences  28, 2003

1996 bond issue - FRF
2,000,000,000

    Principal                   305                                         305


    Accrued interest              4         9                                13
                              -----       ----        ----      ----       ----
    Total                       309         9           0                   318


    Number of
      securities            400,000                                     400,000



1999 bond issue -  EUR
300,000,000


    Principal                   300                                         300

    Accrued interest              7         6                                13
                              -----       ----        ----       ----      ----
    Total                       307         6            0                  313

    Number of
      securities            300,000                                     300,000


2002 bond issue - EUR
1,000,000,000

    Principal                 1,000                                       1,000

    Accrued interest             26        29                                55
                              -----       ----        ----       ----     -----
    Total                     1,026        29            0          0     1,055

                              -----       ----        ----       ----     -----

Total                         1,642        44            0          0     1,686
                              =====       ====        ====       ====     =====

          EUR 305 bond  issue
          On May 22, 1996, SODEXHO ALLIANCE issued 400,000 bonds with a nominal value of FRF 5,000 each (EUR 762.25) representing a total of FRF 2 billion (305 million euro). The bonds are redeemable at par on June 7, 2004 and bear interest at 6 percent per annum, which is payable on June 7 annually. Each bond carried a warrant, entitling the bearer to purchase one SODEXHO ALLIANCE share prior to June 7, 2004 for FRF 2,700, with a current exercise price of 24.71 euro per share. There were 374,773 warrants and 400,000 bonds outstanding as of February 28, 2003.

          EUR 300 million bond issue
          On March 16, 1999, SODEXHO ALLIANCE issued 300,000 bonds of 1,000 euro each for total proceeds of 300 million euro. The bonds will be fully redeemable at par on March 16, 2009. The bonds carry interest at 4.625 percent per annum, which is payable on March 16 annually. There were 300,000 bonds outstanding at February 28, 2003.

          EUR 1 billion  bond issue On March 25,  2002
          SODEXHO issued bonds totaling 1 billion euro, maturing on March 25, 2009, and carrying interest of 5.875% payable on March 25 annually.


Note 19b) - Other Borrowings

          At February 28, 2003, portions of thee three tranches of the credit facility negotiated with a syndicate of banks in April 2001 and guaranteed by SODEXHO ALLIANCE have been reimbursed as follows:

          - Tranche A totaling 1,932 million euro, of which 875 million euro was outstanding as of August 31, 2001, has been fully reimbursed;

          - USD 172 million of Tranche B, issue total of USD 930 million, has quarterly repayments over five years. Pursuant to the swap agreement described in note 20 below the U.S. dollar variable LIBOR-based rate has been swapped for a fixed rate;

          - Tranche C totaling USD 150 million (available for short-term financing, working capital needs and for letters of credit and reimbursable in full in 2006), was not utilized as of February 28, 2003.

          Covenants

          The Group's debt is subject to covenants with customary terms. These covenants pertain to our financing arrangements, which in certain cases, could limit our ability to develop our business. These agreements limit the following: our ability to sell assets; the possibility for our subsidiaries to borrow or give guarantees; our ability to seek certain types of financing arrangements; the ratio of net debt to our EBITA plus depreciation and provisions; and the ratio of financial result to EBITA.

          Interest rates

          In accordance with Group policy, the majority of variable rate borrowings are swapped to fixed interest rates. If borrowings are arranged other than in local currency, a currency swap agreement is negotiated.

          As of February 28, 2003, 92% of borrowings were at fixed rates (including those swapped) and the average interest rate for fiscal 2003 was 5.60%.

 Note 20) - Financial  Instruments

          The table below shows the impact of the financial intruments on the borowings and financial debt as detailed in Note 19.


Equivalent
in millions of euro        Borrowings  Borrowings  Borrowings Other
                    Note   in EUR      in USD      in GBP     currencies   TOTAL


a) Cross currency
   swaps

- UK borrowings      1)

Due to the bank
114.5 M GBP*
1.461561                                              167                   167

Due from the bank
157.6 M EUR                    (158)                                       (158)

- Sxo do Brazil
borrowings

Due to the bank
1.7M USD*0.927472                              2                              2


Due from the bank
1.7M EUR                         (2)                                         (2)

- Sodexho
  Scandinavia        2)
Due to the bank
175M SEK*0.10934                                                   19        19

Due from the bank
19.5M eur                       (20)                                        (20)

- Sodexho Inc.
  Borrowings         3)

Due to the bank
309.5 M USD*
0.927472                                     287                            287

Due from the bank
348.8 M EUR                   (349)                                        (349)


b) Debt subject to
swap agreements                 68           703                            771

c) Debt not subject to
swap agreements                               20        1          25        46
                              ----         -----      ---         ---      ----
Total borrowings              (461)        1,012      168          44       763
                              ====         =====      ===         ===      ====


a) Cross Currency Swaps:

   1) In order to match the cash flows on debt repayments with the currency of our U.K. subsidiary (the 1995 acquisition of Gardner Merchant 1995 was made in GBP), the Group negotiated the following swap transactions:

      - in fiscal 1996, an amortizing cross currency swap with a maturity date of August 29, 2003 (8.3% against 5.25% in pounds sterling against euro) on an intercompany loan of 305 million euro; and

      - in October 1999, a cross currency swap (capped LIBOR in pounds sterling against 5.25% in pounds sterling against euro) on an intercompany loan of 93 million euro. The total of the two swaps as of February 28, 2003 amounted to 158 million euro.The increase in the value of the sterling against the euro increased borrowings as converted to euro by 9.7 million euro related to these instruments as of February 28, 2003.

      2) In June 1999, a cross  currency  swap was  negotiated  on a loan of
      50.1 million euro (19.5 million euro as of February 28, 2003) to Sodexho Scandinavian Holding AB (4.15% against a variable interest rate in Swedish Crowns). This swap terminates in August 2005.

      3) In March 2002, a cross currency swap was negotiated on a loan of 309 million euro to SODEXHO, Inc. repayable over 5 years (6.325% against 6.5775% in euro against U.S. dollars). As of February 28, 2003 the swaps amounted to 349 million euro, and the decrease in the dollar against the euro led to a decrease in the debt as converted to euro of 62 million euro.

b) Debt subject to swap agreements
   - Several interest rate swaps (1.8% to 5.9% against US dollar LIBOR) with the following maturities were negotiated in order to convert variable rate interest to fixed on USD 758 million (703 million euro)drawn on Tranche B of the credit facility described above. Following are the maturities of the underlying notional amounts.





       Fiscal year                   6 months          2003-2004     2004-2005
                                     ended August
                                     31, 2003


       Notional amounts (in
       millions of USD)                       110           278           370

       Notional amounts (in
       millions of euro)                      102           258           343




In October 1999, the Group negotiated an interest rate swap maturing in 2004 on a notional amount of 68 million euro which converted fixed rate debt at 5.2% to EURIBOR.

Fair Values of Financial Instruments Following are the fair values of the Grou's financial instruments as of February 28, 2003:


                                              Net book
ASSETS                                        value     Fair value   Difference

Investment securities                             24          24           0

Receivables from investees                        14          14           0

Loans receivable                                   6           6           0

Other long-term securities                        21          21           0

Deposits and other                                13          13           0
                                                ----        ----        ----
Total Financial Investments                       78          78           0

   Equity method investees                         9           9           0

Cash                                               4           4           0

Term deposits                                     87          87           0

Debt Securities                                  125         125           0

Listed Securities                                  0           0           0

Mutual funds SICAV                               230         230           0

Mutual funds  other                                8           8           0

   SODEXHO ALLIANCE shares                        90          59    (*)  (31)
                                                ----        ----         ---
   Total marketable securities
     and other                                   544         513         (31)

   Restricted cash                               152         152           0
                                               -----       -----        ----
Total                                            783         752         (31)
                                               =====       =====        ====


LIABILITIES

2002 1 billion euro bond issuance              1,055       1,127          72

1999 300 million euro bond issuance              313         315           2

1996 305 million euro (FRF 2,000
  million) bond issuance                         318         324           6
                                               -----       -----         ---
   Total bonds                                 1,686       1,766          80

SODEXHO, INC.borrowings                          709         721          12

Swap on intercompany loan with SODEXHO
SERVICES GROUP LTD                                (6)         (5)          1

Swap on intercompany loan with SODEXHO
HOLDINGS LTD                                      15          17           2


Swap on intercompany loan with SODEXHO
INC                                              (62)        (64)         (2)

Other                                             107         107          0
                                                -----       -----        ---
   Total                                          763         776         13

   Bank overdrafts                                116         116          0

   Other debt                                      51          51          0
                                                -----       -----        ---
   Total bank debt                              2,616       2,709         93

   Other non-operating borrowings:

   Debt on acquisition of 53% of SODEXHO
     INC                                           36           5    (*) (31)
                                              -------      ------       ----
Total                                           2,652       2,714         62
                                              =======      ======       ====

          (*) part of the acquisition debt for the remaining SODEXHO MARRIOTT SERVICES, Inc. shares acquired in June 2001 was payable in the equivalent of SODEXHO ALLIANCE shares; the debt has been revalued using the price paid by SODEXHO to purchase its own shares on the open market.

          The market value of SODEXHO ALLIANCE shares and the debt as of February 28, 2003 is below the 31 million euro book value.

Note 21) - Other  liabilities

                                   February 28, 2003         August 31, 2002

Advances from clients and
  deposits received                             165                     130
Taxes and social charges payable                962                     985
Other operating liabilities                      68                      81
Other non-operating liabilities                 160                      55
Deferred revenue                                 24                      29
Deferred tax liabilities                         16                      18
                                             ------                  ------
              Total                           1,395                   1,298
                                             ======                  ======


Note 22) - Statement of Cash Flows - Additional Information

The table below only details the changes in balance sheet elements which have an impact on the cash flow statement. It does not take into account exchange differences, changes in consolidation scope or other changes which do not have an impact on the cash flow statement.


Note 22a) - Changes in Working Capital

                                                                          Total
                                               Assets     Liabilities     Change

    Inventories                                   19

    Accounts receivable, net of allowance for
      doubtful accounts                          217

    Other operating receivables                   33

    Prepaid expenses                               7

    Accounts payable                                             118

    Vouchers payable                                              26

    Taxes and social charges payable                              21

    Other operating payables                                      31

    Deferred revenues                                            (6)
                                                ----            ----       ----
    Change in working capital from
      operating activities                       276             190        (86)

    Investment related receivables                 1

    Investment related payables                                  (6)
                                                ----            ----       ----
    Change in working capital from
      investment activities                        1             (6)         (7)


    Financing related receivables                  7

    Financing related payables                                    96
                                                ----            ----       ----
    Change in working capital from
      financing activities                         7              96         89

Note 22b) - Acquisitions and Disposals of Tangible and Intangible Assets and Subsidiaries

                                          Acquisitions    Disposals         Net

Tangible and intangible assets (*)            (120.5)         7.4       (113.1)

Variation in financial investments                 0          1.4          1.4
                                              ------         ----       ------
Total acquistions and disposals of
  tangible and intangible assets              (120.5)         8.8       (111.7)

Acquisitions and disposals of
  subsidiaries                                  (7.5)         1.6         (5.9)

Less: tax on gains from disposal                             (0.3)        (0.3)

Less: cash in acquired and disposed of
  companies                                      2.6         (0.4)         2.2

Total change in consolidation scope             (4.9)         0.9         (4.0)
                                              ------         ----        -----
                                              (125.4)         9.7       (115.7)
                                              ======         ====       ======

(*) including  deferred charges  classified as fixed assets



Note 23) - Commitments



  Financial guarantees to third parties                    38
  Performance bonds on operating leases                    88
  Client performance bonds                                 23
  Other commitments                                         3
                                                         ----
Total                                                     152
                                                         ====


Note 23a) Minority shares of Patriot Medical Technologies, Inc.

          Commitment made The Group has entered into a put agreement with the minority shareholders of Patriot Medical Technologies, Inc. ("Patriot"), to acquire the remaining shares outstanding during the period from March 3, 2003 to March 3, 2004 for a total of USD 234,000 (0.2 million euro). As of April 29, 2003, a portion of the put option had already been exercised, in the amount of USD 100,000 (0.1 million euro).

          Commitment received

          The minority shareholders of Patriot, have entered into a call agreement with the Group, which allows the Group, during the period from September 3, 2003 and September 3, 2005, to acquire the remaining outstanding shares of Patriot, if any, for the greater of USD 2 million and five times Patriot's EBITDA, less 1) the value of the put option already exercised as of the date of acquisition of the remaining shares, and 2) the service cost, as defined in the contract, of the related debt from the date of acquisition through the date of exercise of the call option.


Note 23b) Commitments for stock options

          The Group has the  following  stock  option  commitments:

          - 2,625,047 shares with an average exercise price of USD 26.25, to certain employees of Sodexho, Inc., in connection with the Grou's acquisition of 53% of Sodexho Marriott Services, Inc., in June 2001.

          - 5,086,220 shares granted by Sodexho Alliance to certain of its employees in connection with various stock option plans and with an average exercise price of 33.56 euro.



Note 24) - Litigation

          McReynolds vs. Sodexho  Marriott  Services,  Inc.

          On March 8, 2001, ten current and former employees of Marriott Management Services, Inc., which later became Sodexho Marriott Services, Inc. and is now Sodexho, Inc., filed a lawsuit alleging that they and other African-American salaried employees were discriminated against on the basis of their race. The plaintiffs' complaint alleges unspecified damages on behalf of a class of over 2,600 current and former employees of Sodexho, Inc., relating to the period commencing March 27, 1998, as well as reimbursement of plaintiffs' costs and attorneys' fees. Sodexho has denied the plaintiffs' allegations and is vigorously defending the lawsuit. On June 25, 2002, the district court certified the case as a class action for purposes of determining liability. Sodexho, Inc. has appealed this decision. The appeal was denied on February 23, 2003. The parties to this litigation have commenced discovery. In fiscal 2002, a provision of 10 million dollars was recorded for defense costs anticipated in connection with this lawsuit. A resolution of plaintiffs' claims in their favor could have a material effect on our net income.

          To our knowledge at this time, no other exceptional events or legal proceedings are pending or considered probable of occuring or having occured, which would have a material impact on the financial position, the activities, the net worth or the net income of Sodexho Alliance or of the Group.




V. Consolidation scope


  The activities of the SODEXHO GROUP are carried out autonomously in different subsidiaries in each country where the Group has a presence. Under the control of the Executive Committee, each subsidiary has an independent organizational structure with its own Board, operating, human resources and financial and administrative management.

  Companies managed by SODEXHO have been fully consolidated. Companies over which SODEXHO is able to exercise significant influence have been accounted for by the equity method.

  All fully consolidated companies that do not have an August 31 year-end are consolidated on the basis of financial statements prepared as at August 31 and for the twelve months then ended (fiscal year-end of SODEXHO ALLIANCE).

  A number of companies having minimal impact on the true and fair view of Group's consolidated financial statements have been excluded from consolidation, notably those having revenues of less than 2 million euro, net income or loss less than 0.1 million euro and total assets of less than 2 million euro.

  The only companies which had a significant impact on consolidation during the first half of 2002-2003 were:

  - the purchase of the Patriot Medical Technologies Inc. (in which Group holds 83.10% of the shares); and,

  - the sale, during September 2002, of SRN and SECN (River and Harbor Cruises in Nantes, France).


VI MANAGEMENT  REVIEW

   VI.1  Financial Performance for the first half 2002-2003
         Results (in EUR millions)


                 Six months    Six months      % change    Currency    % change
                 ended         ended February  excl.       effect
                 February      28, 2003        currency
                 28, 2002                      effect


Revenues            6,572         6,168           +3%         -9%           -6%

EBITA                 314           294           +5%        -11%           -6%

Group net income      128            86          -17%        -16%          -33%



Excluding the currency effect:

- Consolidated  revenues  totaled EUR 6.2 billion, with organic growth of 3%.
- EBITA amounted to EUR 294 million, a 5% increase over the prior comparable period.
- EBITA margin stood at 4.8%, essentially from a significant improvement in operating results in Continental Europe.
- Net financial expense increased by EUR 27 million, mainly due to foreign exchange gains realized in the first-half of 2001-2002, when cash held by the Service Vouchers and Cards business in Latin America was transferred into hard currencies
- The effective tax rate increased from 33% to 41%, as first-half 2001-2002 results included certain exceptional items which where not subject to income tax.
- Group net income after goodwill amortization amounted to EUR 86 million, a 17% decrease.

The euro's sharp appreciation against other currencies, notably the US dollar, led to a negative translation effect in the consolidated accounts which reduced reported revenues by 9%, EBITA by 11%, and Group net income by 16%.

However,  unlike exporting companies,  our subsidiaries'  revenues and operating
expenses  are   denominated  in  the  same  currency.   Consequently,   currency
fluctuations do not create  operating  risks for Sodexho.


VI.2 Sodexho in North America

Currently, 49% of Sodexho's revenues are generated in North America, where organic growth in revenues amounted to 3% in the first-half of 2002-2003. Since October 1, 2002, Sodexho Inc. has provided food services on 55 US Marine Corps sites in the United States. We have established a strong relationship of mutual respect and true partnership with the US Marine Corps, and they have recently assured us that they are satisfied with our performance and have no basis to cancel our contract.

With operations in all 50 states, Sodexho Inc. is solidly anchored in the United States, where it employs more than 110,000 Americans. Sodexho is proud to be a leader in the world's largest market, notably in the two client segments with the greatest growth potential: education and healthcare.

VI.3 New Contracts

Food and Management Services

Business and Industry:

Hewlett  Packard - United  States,  200 sites - 90,000  people - food services
Rich  Products  -  United   States, New  York -  35,000  people - multi-services

HJ Heinz - United Kingdom,  Wigan - 2,000 people - multi-services
JP Morgan - United Kingdom,  (2 sites),  London - 2,216 people -  multi-services

Alcatel  -  France,   Velizy-Villacoublay   -  1,700  people  -  food   services
TotalFinaElf - France, La Mede - 200 people - multi-services

Nuon - Netherlands (16 sites) - 7,000 people - food services
Dutch Congress Center - Netherlands, The Hague - 2,000 people - food services IBM - Italy, Milan/Rome - 3,000 people - food services
Johnson Controls - Sweden, Goteborg - 900 people - food services
Grupo  Santander  -  Spain,   Madrid  -  11,000  people  -  multi-services

Sony Corporation - Brazil,  Sao Paulo - 565 people - food services
Almacenes Exito - Colombia,   Bogota  -  multi-services
Nestle  -  Peru,  Lima -  200  people  - multi-services
Banco Santander - Chile (115 sites),  Santiago -  multi-services
Borders Group - Australia (3 sites) Knox,  Brisbane and Carlton - multi-services

Healthcare:

Ben Taub General Hospital - United States, Texas - 879 beds - food services Fairview Health Services - United States, Minneapolis - 2,613 beds - food services
Medical Center Of Louisiana - United States, Louisiana - 680 beds - food services

Fundacion - Socio  Sanitaria  de Barcelona - Spain - 9 sites - multi-services

Centre Hospitalier Prive de L'Ouest Parisien - France - 470 beds - food services

Wesley Garden Aged Care Facilities - 6 sites - Australia, Sydney - 700 beds
- multi-services

Education:

Penn Harris Madison School Corp - United States,  Indiana - 10,000 children
- multi-services
College Mount St. Vincent - United States, New York - 1,600 students - food services
Concordia University - United States, Oregon - 1,100 students - food services Hayward School District - United States, California - 25,000 students - food services
Clamart  Municipal Schools - France,  Clamart - 1,620 children - food services

Remote Sites

BP - (4 sites) United States and United  Kingdom - 880 people -  multi-services

Service Vouchers and Cards

Qualix SA Servicios Ambientais - Brazil - 8,000 beneficiaries - multi-services Pepsi - Hungary - 1,000 beneficiaries - multi-services

VI.4 Fiscal  2002-2003  Outlook

     As Pierre Bellon said during the Annual Meeting of Sodexho Alliance shareholders last February, "the economic environment will not improve in 2003, which makes our clients hesitant about investing and hiring."

     We have therefore set the following intermediary objectives for fiscal 2002-2003:

     - Organic growth in revenues of 4% or less, greater than the 1.9% in organic growth achieved in fiscal 2001-2002.
     - EBITA margin of 4.7%, as compared to 4.2% in fiscal 2001-2002.
     - Group net income of EUR 210 million, at constant exchange rates and excluding exceptional items.

     In his remarks at the Annual Meeting, Pierre Bellon indicated that this would be difficult. We are continuing to use our best efforts to meet this net income objective, but according to our estimates, we are currently closer to a figure of EUR 200 million at constant exchange rates and excluding exceptional items.

     At current exchange rates, the negative currency effect for fiscal 2002-2003 will be approximately EUR 20 million.

     We are confident in the future of our Group, which enjoys enormous growth potential both in Food and Management Services and in Service Vouchers and Cards. We also benefit from many advantages over our global competitors.

     - Our values: service spirit, team spirit, the spirit of progress and conviviality.
     - Our mission: improving the quality of daily life, which gives meaning to everything our employees do.
     - A global network and operations in 74 countries.
     - Low capital-intensive businesses that generate cash flow.
     - An excellent business model where cash flow finances organic growth, reimburses borrowings and pays dividends.



VII Statutory FINANCIAL STATEMENTS of Sodexho Alliance FOR SIX MONTHS ENDED February 28, 2003

    Income statement key figures for the Holding Company for the first half of 2002-2003



                         6 months ended         6 months ended
                         February 28, 2003      February 28, 2002

Revenue                          47                    40
EBIT                             31                    75
Net income                       34                    80



VIII ACCOUNTANT'REPORT ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND THE HALF-YEARLY REPORT FOR THE SIX MONTHS ENDED FEBRUARY 28.2003

To the shareholders
SODEXHO ALLIANCE
3, avenue Newton
78180  Montigny-le-Bretonneux

In our capacity as independent accountants and as required by section 232(7) of the Commercial Code,

- we have performed a limited review of the accompanying interim consolidated financial statements, presented in euro, for the period from September 1, 2002 to February 28, 2003;

- we have also reviewed the information provided in the interim report.

These interim consolidated financial statements are the responsibility of the Board of Directors. Our responsibility, based on our limited review, is to report our conclusions concerning these statements.

We conducted our limited review in accordance with the generally accepted standards in France. Those standards require that we perform limited procedures to obtain reasonable assurance, that the interim consolidated financial statements do not contain any material errors. A limited review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in France.

Based on our limited review, we are not aware of any material modifications that should be made to the interim consolidated financial statements, that were prepared in accordance with French accounting principles and regulations, in order to present a true and fair view of the consolidated results of operations for the six months ended February 28, 2003 and the consolidated financial position and assets of the company and its consolidated subsidiaries at that date.

We have also reviewed the information provided in the interim report, which accompanies the interim consolidated financial statements, that were the subject of our limited review, in accordance with the generally accepted standards in France. We have no comments as to its fair presentation and its conformity with the interim consolidated financial statements.


Paris.  Paris  La  Defense,  May 13, 2003

                             The Statutory Auditors

PricewaterhouseCoopers Audit                              KPMG Audit
                                                          Departement de KPMG SA
Gerard Dantheny                                           Patrick Hubert Petit




About Sodexho Alliance
Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world's leading provider of food and management services. With more than 315,000 employees on 24,700 sites in 74 countries, Sodexho Alliance reported consolidated sales of 12.6 billion euros for the fiscal year that ended on August 31, 2002. The Sodexho
Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals 3.2 billion euros. The Sodexho Alliance share has been listed since April 3, 2002, on the New York Stock Exchange.


Press Relations : Jerome Chambin
Telephone: + 33 (1) 30 85 74 18 - Fax: + 33 (1) 30 85 52 32
E-mail: Jerome.Chambin@sodexhoalliance.com
Investors Relations : Jean-Jacques Vironda
Telephone: + 33 (1) 30 85 29 39 - Fax: +33 (1) 30 85 50 05
E-mail: Jean-Jacques.VIRONDA@sodexhoalliance.com